April 6, 2022

VIA EDGAR CORRESPONDENCE

Mr. Sonny Oh, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street NE

Washington DC 20549

Re:	State Farm Life Insurance Company Variable Life Separate Account

(File Nos. 333-19521; 811-08013)

Dear Mr. Oh:

On January 13, 2022, State Farm Life Insurance Company (the “Company”) filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), post-effective amendment no. 34 to the registration statement on Form N-6 for the State Farm Variable Life Insurance Policy issued by the Company through the State Farm Life Insurance Company Variable Life Separate Account (the “Registrant”) (File Nos. 333-19521; 811-08013) (the “Amendment”). The primary purpose of the Amendment was to update the registration statement to conform to the amendments to Form N-6 adopted by the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2020. See Updated Disclosure Requirements and Summary Prospectus for Variable Annuity and Variable Life Insurance Contracts, Release No. 33-10765.

You provided comments regarding the Amendment on behalf of the SEC in a telephone call with me on March 3, 2022. This letter is the Company’s response on behalf of the Registrant to comments received from you on that date. The Registrant acknowledges that any comment regarding selected information in the Amendment applies to all similar such information within the Amendment.

Your comments on the Amendment and the response to each comment are set forth below. A marked copy of the Amendment reflecting changes noted below and other non-material changes accompanies this letter.

1.	Comment: On the cover pages for the Prospectus and Statement of Additional Information, please provide the policy name as it appears in the class identifier on EDGAR.

Response: The above-referenced change was made.

Prospectus Comments

2.	Comments: On page 4, in the “Important Information You Should Consider About The Policy” table:
a.	In the “Transaction Charges” row, include “Fee Table” as a cross reference in the “Location in Prospectus” column.
b.	In the “Transaction Charges” row, revise the bullets under “Fees and Expenses” to highlight charges without reference to specific values.
c.	In the “Ongoing Fees and Expenses” row, middle column, in the list of “ongoing fees, including,” add mortality and expense risk charges and monthly expense charges as ongoing fees.

Response: The above-referenced changes were made.

3.

Comment: On page 5, in the “Important Information You Should Consider About The Policy” table, under “Restrictions” in the “Optional Benefits” row, add a bullet point disclosing whether the optional benefits can be modified or terminated by the Company.

Response: The above-referenced change was made.

4.

Comment: On page 6, in the “Important Information You Should Consider About The Policy” table, under “Taxes,” in the “Tax Implications” row, in the second bullet, immediately after “tax- qualified plan,” add “or individual retirement account (IRA).”

Response: The Registrant respectfully declines to make the suggested change. Life insurance policies cannot be purchased through an IRA. As such, the Policies were not sold through IRAs.

5.	On page 6, in the “Important Information You Should Consider About The Policy” table, under “Conflicts of Interest”:

a.

Comment: For both “Investment Professional Compensation” and “Exchanges,” in the “Location in Prospectus” column, add a cross reference to any fuller discussion of exchanges, if any appears in the prospectus.

Response: The Prospectus does not include a fuller discussion of exchanges beyond the payment of commissions discussed under “Additional Information – Sale Of The Policies.”

b.	Comment: In the “Investment Professional Compensation” row, middle column, second sentence, replace “conflict of interest” with “financial incentive.”

Response: The above-referenced change was made.

c.	Comment: In the “Exchanges” row, middle column, “contract” is used instead of “Policy.” Be consistent in the use of contract or policy.

Response: The term “contract” was replaced with “policy” in this location. In addition, and where appropriate, “contract” was replaced with “Policy” throughout the registration statement.

d.	Comment: Same rows, extend the horizontal dividing line in the middle column across and through the first column.

Response: The horizontal line in the middle column was extended across the first two columns.

6.	Comments: On page 7, in the “Premiums” discussion:
a.	Delete the following bullet points:

•

“Fund Options. The Fund options (or Subaccounts) have different underlying mutual funds with their own investment objectives, strategies, and risks. Each Subaccount invests in a corresponding fund of BlackRock Variable Series Funds, Inc. or BlackRock Variable Series Funds II, Inc. The value of your investment in the Funds may fluctuate up or down depending on market conditions. You bear the entire investment risk.”

•

“Fixed Account. We guarantee principal and interest for premiums and Policy value allocated to the Fixed Account. Amounts allocated to the Fixed Account earn interest at an effective annual rate of at least 4%.”

b.	Change the sentence preceding the bullet points to read: The Policy’s investment options include Subaccounts and a Fixed Account.

Response: The above-referenced changes were made.

7.	Comments: On page 9, under “Fee Table”:

a.	In the second introductory paragraph delete, “State premium taxes may also be deducted.” This charge should be incorporated into the table.

b.	Horizontal lines should appear between bolded headings only. Remove all other horizontal lines on the table.

Response: The above-referenced changes were made.

8.

Comment: On pages 9 and 10, under “Fee Table,” in the “Transaction Fees” and “Periodic Charges Other Than Annual Fund Expenses” tables, under the “Charge” column, the Representative Insured is not the same across the charges. The same Representative Insured is generally used for all charges, e.g., same age, same Policy year, and same status. Please explain why the Representative Insured varies by charge, especially to this extent. Please provide the basis for why each variant is used for a charge, or use the same Representative Insured for all.

Response: The Registrant has updated the disclosure regarding the Representative Insured. The Registrant selected the Representative Insureds based on all outstanding Policies (for the surrender charges and cost of insurance charge) and all outstanding riders (for each of the optional benefit charges), as applicable. The Registrant notes:

•

For the surrender charges and cost of insurance charge (i.e., standard Policy charges), the charges are “locked-in” at Policy issue (for the initial Basic Amount), upon an increase in Policy coverage (for an increase in Basic Amount), or upon making a premium payment (for the cost of insurance charge). As such, to identify the Representative Insured for the standard Policy charges, the Registrant identified the individual characteristics that are most representative of the characteristics used to underwrite surrender charges and cost of insurance charges for all outstanding Contracts.

•

For the optional benefit charges, the Registrant does not believe that the same Representative Insured as the standard Policy charges would be fairly representative of the outstanding riders, as only subsets of Policy owners elected the various riders. Instead, the Registrant believes that the Representative Insureds should be identified on a benefit-by-benefit basis. To identify the Representative Insured for each optional benefit, the Registrant identified the individual characteristics that are most representative of the characteristics used to calculate the optional benefit charges for all outstanding riders. The Registrant also notes that, unlike the standard Policy charges, the optional benefit charges generally increase each Policy Year (therefore, the relevant Policy Year after the rider effective date is an important characteristic of the Representative Insured).

The Registrant believes that its selections of Representative Insureds are consistent with Instruction 3(b)(i) to Item 4 of Form N-6, are fairly representative, and will be most helpful to Policy owners.

9.	On page 9 under “Fee Table”:

a.

Comment: On the “Transaction Fees” table, in the “When Charge is Deducted” column, consider combining the explanation for the “Maximum Deferred Sales Charge on Initial Basic Amount (Surrender Charge)” and “Maximum Deferred Sales Charges on Increase in Basic Amount (Surrender Charge)” rows.

Response: The Registrant respectfully declines to make the suggested change. The Registrant believes the current presentation will help a reader more readily identify the explanation applicable to a particular situation.

b.

Comment: In the “Other Surrender Fees (Withdrawal Processing Fee)” row, change the “Amount Deducted” column information to just the maximum amount charged, and put the variation in a footnote to the table. The column should show just “$25,” and the footnote would explain the variation “or 2% of the amount withdrawn if less than $25.”

Response: The above-referenced change was made.

10.	Comments: On page 10, under “Fee Table,” on the “Periodic Charges Other Than Annual Fund Expenses” table, the “Cost of Insurance” row:

a.	Move the footnote “(2)” reference after the heading to appear after “net amount at risk” in the third column.

b.	Consider splitting the third column into two columns, where applicable, as in this example:

Amount Deducted
Maximum	Current
[ ] per $1,000 of net amount at risk	[ ] per $1,000 of net amount at risk

Registrant could choose to make this change throughout the third column of the rest of the table for all disclosure that have a maximum and a current amount deducted.

Response: The above-referenced changes were made.

11.

Comment: On page 10, under “Fee Table,” on the “Periodic Charges Other Than Annual Fund Expenses” table, in the “Loan Interest Spread” row, under the “When Charge is Deducted” column, please revise “Daily, if Policy loan outstanding” to “Annually, if Policy loan outstanding,” if applicable.

Response: The above-referenced change was made.

12.

Comment: On page 11, under “Fee Table” on the “Periodic Charges Other Than Annual Fund Expenses” table, in the “Loan Interest Spread” row, with respect to the information in the “Amount Deducted” column, footnote 5 currently states: “The loan interest spread is the difference between the amount of interest we charge you for a Policy loan (which is 8.00% or less annually) and the amount of interest we credit to the Loan Account (guaranteed not to be lower than 6.00% annually). (For Policies purchased on or after July 1, 2004, the loan interest spread will be at an annual rate of 2.00% during the first 10 Policy Years; 1.00% for Policy Years 11 through 20; and 0.50% for Policy Years 21 and later).” Explain why a schedule for Policies purchased prior to July 1, 2004 is not included, or revise the footnote to include a schedule.

Response: The Registrant has simplified the above-referenced footnote and included a cross-reference to the sections of the Prospectus where additional information may be found. The Registrant notes that the maximum loan interest spread is 2% for all Policies.

13.

Comment: On page 11, the introductory paragraph states: “The next item shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract.” Please provide the rest of the narrative introduction as required by Form N-6.

Response: The above-referenced change was made.

14.

Comment: On page 12, under “Principal Risks of Investing In The Policy,” the following Risk appears as follows: “Fund Option (Subaccount) Risk. Amounts that you invest in the Fund options (i.e., the Subaccounts) are subject to the risk of poor investment performance. Generally, if the Subaccounts you select make money, your Policy value goes up. If they lose money, your Policy value goes down. You bear the entire investment risk. Each Subaccount’s performance depends on the performance of its underlying Fund. Each Fund has its own investment risks, and you are exposed to a Fund’s investment risks when you invest in the corresponding Subaccount. Even a Subaccount investing in a money market fund may have negative returns, particularly due to the fees and charges deducted at the Subaccount level. We do not promise that the Funds will meet their investment objectives.” Use consistent terminology to distinguish between the Funds and Subaccounts.

Response: The above-referenced change was made.

15.

Comment: On page 13, under “Financial Strength and Claims-Paying Ability Risk,” the first sentence states, “All guarantees under the Policy that are paid from our General Account, including Fixed Account interest, Loan Account interest, and Death Benefits, are subject to our financial strength and claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you.” Please include “optional supplemental benefits” in this list, if applicable.

Response: The above-referenced change was made.

16.	Comment: On page 14, delete the free-look subsection.

Response: The above-referenced change was made.

17.

Comment: On page 14, in “State Variations,” the last sentence states: “All material state variations are discussed in this prospectus.” Confirm all state and intermediary-specific variations (e.g., variations resulting from different brokerage channels) have been disclosed in the prospectus pursuant to the Instruction to Item 8(a).

Response: The Registrant confirms that all material state variations have been disclosed, and that there are no material financial intermediary variations with respect to the Policy.

18.

Comment: On page 16, delete the following language: “Until the free look period expires, we will allocate all Net Premiums to the Fixed Account. At the end of this period, we transfer the Policy Account Value to the Subaccounts and/or retain it in the Fixed Account based on the net premium allocation percentages in effect at the time of the transfer. See “How Your Policy Account Values Vary”. Solely for this purpose, we assume your free look period starts 10 days after we issue your Policy.”

Response: The above-referenced change was made.

19.	On pages 18 and 19, under “Charges and Deductions”:

a.	Comment: In addition to explaining each charge in general, disclose the specific consideration provided for each charge.

Response: The above-referenced change was made by disclosing the consideration for each charge described in “Premium Charge,” “Mortality and Expense Risk Charge,” “Monthly Deduction,” “Surrender Charge,” “Transfer Charge,” “Withdrawal Processing Fee,” and “Loan Interest Charge.”

b.	Comment: Delete the following language:

“Monthly Payment Plan. You may elect to make premium payments under the Monthly Payment Plan. To establish the Monthly Payment Plan, a three month premium payment may be required.”

This section should discuss only those services with a charge.

Response: The above-referenced change was made. Disclosure regarding the “Monthly Payment Plan” is now included under “Premiums” in the new subsection “Monthly Payment Plan.” The Registrant notes that it does not require a three month premium payment to enroll.

20.	On page 23, in the “Other Benefits Available Under The Policy” table, under the “Brief Description of Restrictions/Limitations” column:
a.

Comment: In the “Dollar Cost Averaging Program” and ““Portfolio Rebalancing Program” rows, combine these two bullets, “Program transfers permitted on a monthly, quarterly, semi-annual, or annual basis” and “Program transfers do not count against free transfers.”

Response: The Registrant respectfully declines to make the suggested revisions. The Registrant believes the current disclosure is sufficient.

b.	Comment: In the “Dollar Cost Averaging Program” and “Portfolio Rebalancing Program” rows, add “The program may be discontinued at any time.”

Response: The above-referenced changes were made.

c.

Comment: In the “Monthly Payment Plan” row, the second bullet states: “Making planned premiums does not guarantee that the Policy will not lapse.” Add this information to the narrative discussion of the monthly payment plan because the Benefits Table required by Item 10(a) should summarize the narrative discussion. Anything in the table should be in the narrative.

Response: The above-referenced change was made.

21.

Comment: On page 28, under “The Variable Account” section, the last paragraph states: “State Farm reserves the right, subject to compliance with applicable law, to add new funds, remove existing Funds, or substitute new fund shares that are held by a subaccount for shares of a different fund. New or substitute funds may have different fees and expenses, and their availability may be limited to certain classes of purchasers.” For consistency with the State Farm Variable Annuity Separate Account prospectus, add disclosure about the funds being sold to variable annuities and variable life policies and the potential conflicts.

Response: The above-referenced change was made.

22.	Comment: On page 29, under “Voting of Fund Shares,” disclose how voting is allocated pursuant to Item 6(d).

Response: The above-referenced change was made.

23.

Comment: On page 33, regarding “Personalized Illustrations,” if there is a charge associated with obtaining personalized illustrations, please incorporate disclosure about the charge in the prospectus where appropriate.

Response: There is no charge associated with obtaining personalized illustrations.

24.	Comment: On page 33, regarding “Financial Statements,” please confirm State Farm will not be using N-VPFS.

Response: The Registrant confirms that N-VPFS will not be used and the financial statements for State Farm and the Variable Account will be included in the Statement of Additional Information.

25.

Comment: On page 34, with respect to the “Appendix A: Funds Available Under The Policy,” if an updating summary prospectus is used, State Farm is required to post fund materials online and to provide the web address on the Appendix. Please confirm that State Farm does not intend to use summary prospectuses.

Response: The Registrant does not currently intend, and does not have any plans to use, summary prospectuses pursuant to Rule 498A, although the Registrant reserves the right to do so in the future. Should the Registrant decide to use summary prospectuses in the future, the Registrant confirms that it will comply with the applicable requirements of Rule 498A and Form N-6.

26.	Comments: On page 36, with respect to the “Business Continuity Plan Disclosure for State Farm VP Management Corp.” and “Securities Investor Protection Corporation (SIPC)”:
a.	Move these disclosures into the body of prospectus to appear before the “Appendix A: Funds Available Under The Policy.”
b.	Regardless of where these disclosures are located, include a reference for each on the Table of Contents of the prospectus

Response: The above-referenced changes were made.

27.	Comment: On the back cover, confirm that the EDGAR Contract Identifier font is smaller than the font sized used in the text above.

Response: The EDGAR Contract Identifier font size was reduced.

Statement of Additional Information

28.	Comment: On page 1, move the disclosures in “Additional Policy Information” into the prospectus.

Response: The disclosure information in the “Additional Policy Information” section of the Statement of Additional Information was moved to appear in the Prospectus under “Additional Information.”

29.	Comment: On page 1, move the disclosures in “Other Information, Mixed and Shared Funding” into the prospectus under “The Variable Account.”

Response: The above-referenced change was made.

30.

Comment: On page 2, move the disclosure in the “Additional Information About Changes to the Variable Account” to the Prospectus pursuant to Item 8(d), and include who must approve any of these actions.

Response: The above-referenced changes were made.

31.

Comment: As applicable, include Item 22 disclosures about service providers. For example, include information about an administrator of the policy. Otherwise, confirm no disclosure is needed with respect to Item 22.

Response: The Registrant confirms it does not have any applicable information to disclose regarding service providers with respect to Item 22.

32.	Comment: On page 3, in “Underwriting Procedures,” briefly describe the underwriting procedures pursuant to Item 26(c).

Response: The Registrant has revised the above-referenced section to reference the section of the prospectus containing such information.

Part C

33.	Comment: On the “Signatures” page, make sure the registration statement is signed separately by the depositor and the registrant. Use separate lines.

Response: The above-referenced change was made.

Please let me know if you have any further questions or need additional information.

Sincerely,

/s/ Christine Keithley Walker
Christine Keithley Walker, Counsel State Farm Life Insurance Company Corporate Law, A-3 One State Farm Plaza Bloomington, IL 61710